SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-36349

MediWound Ltd.

(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On January 11, 2021, MediWound Ltd. (the “Company”) issued a press release entitled “MediWound Provides Progress Update on Its EscharEx Clinical Development Program”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The content of this report on Form 6-K (including the information contained in Exhibit 99.1, but excluding quotes of senior management of the Company) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019 and February 25, 2020 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487 and 333-236635, respectively) and on Form F-3 filed with the SEC on March 25, 2019 (Registration No. 333-230490).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2021	MEDIWOUND LTD. By: /s/ Boaz Gur-Lavie Name: Boaz Gur-Lavie Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit 99.1	Description Press release dated January 21, 2021 titled “MediWound Provides Progress Update on Its EscharEx Clinical Development Program”.